Helena Lee
Assistant General Counsel
Direct Line: (310) 772-6259
Fax: (310) 772-6569

E-mail: hlee@sunamerica.com

Via Edgar and Electronic Mail

April 9, 2015

Sally Samuel

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Variable Annuity Life Insurance Company Separate Account A
Initial Registration Statements on Form N-4
	File Numbers:	333-201803 and 811-03240 (Polaris Choice Elite)
333-201800 and 811-03240 (Polaris Platinum Elite)

Dear Ms. Samuel:

Thank you for your comments provided on March 27, 2015 regarding the Initial Registration Statements filed on Form N-4 as referenced above collectively, the “Registration Statements.” This letter provides our responses to the Staff’s comments.

1.	Highlights (Page 5)

a.	Comment – Please add disclosure in the last sentence of the “Highlights” section that all material state variations are described in Appendix A.

Response – We have amended the last sentence in bold of the “Highlights” section as follows:

“All material state variations are described in Appendix A – STATE CONTRACT AVAILABILITY AND/OR VARIABILITY.”

2.	Fee Table (Page 7)

a.	Comment – The Underlying Fund Table should be renamed “Total Annual Fund Operating Expenses.”

Response – We have renamed the underlying fund table to “Total Annual Portfolio Operating Expenses.”

Sally Samuel

April 9, 2015

b.	Comment – Please show maximum charges first.

Response – Form N-4 indicates minimum charges first and then maximum charges, we respectfully ask you to reconsider this comment.

3.	Dollar Cost Averaging Program (Page 18)
a.	Comment – In the last paragraph you “reserve the right to modify, suspend or terminate” the program. Please specify how much notice will be provided and what happens to amounts invested in the program following any event specified in the notice. This change should also be made in all other places where this language appears in the prospectus. (See also comment 5 below).

Response – We will provide contract owners notice at least 30 days prior to the modification, suspension or termination of the DCA Program. In the event of a modification, we would administer the program according to the terms of the modification. For example, if we were to raise the minimum transfer amount under the program from $100 to $200, we would administer the program according to the higher minimum transfer amount. In the event of the suspension or termination of the program, we will transfer the remaining money according to the contract owner’s current DCA target allocation instructions on file.

We will amend the last paragraph in bold as follows:

“We reserve the right to modify, suspend or terminate the DCA program at any time and we will provide you notice at least 30 days prior to modification, suspension or termination of the DCA program. In the event of suspension or termination of the DCA program, we will transfer the remaining money according to your current DCA target allocations on file.”

4.	Polaris Portfolio Allocator Model (Page 20)
a.	Comment – Please explain, supplementally, when the circumstances covered by the sentence “If you purchase your contract prior to the current allocation of the Models specified above…” would apply since this is a new contract. Please remove or add language clarifying the applicable circumstances.

Response – We have removed the sentence referenced in your comment since this is a new contract and it would not apply.

5.	Important Information about the Polaris Portfolio Allocator Program (Page 20)
a.	Comment – Please add language clarifying what happens to amounts allocated to the Polaris Portfolio Allocator Program if you exercise your right to modify, suspend or terminate the Program. Please also address this issue with respect to the Combination Model, the 50%-50% Combination Model, the Automatic Asset Rebalancing and any other Programs where you reserve this right.

Response –We have modified the last paragraph of the Polaris Portfolio Allocator program and the
50%-50% Combination Model Program sections in bold as follows:

“We reserve the right to modify, suspend or terminate the [Polaris Portfolio Allocator

Sally Samuel

April 9, 2015

/ 50%-50% Combination Model] Program at any time and we will notify you if we exercise that right. In the event of modification, we will administer the program according to the parameters of the modification. In the event of suspension or termination of the program, your investment will remain in the same Variable Portfolios and in the same amounts as before the program was suspended or terminated; however, your investment will no longer be deemed to be in a [Polaris Portfolio Allocator / 50%-50% Combination] Model.”

We have modified the last paragraph of the Automatic Asset Rebalancing Program in bold as follows:

“We reserve the right to modify, suspend or terminate the Automatic Asset Rebalancing Program at any time and we will notify you if we exercise that right. In the event of modification, we will administer the program according to the parameters of the modification. In the event of suspension or termination of the program, we will no longer administer the program and your investments will no longer be rebalanced.”

6.	Access to Your Money (Pages 24- 25)
a.	Comment – Please add language clarifying the statement in the last paragraph which provides: “If you have elected an Optional Living Benefit and you take the Maximum Withdrawal Amount, you may still take an additional amount under the Free Withdrawal provision…”

Response – We have revised the 3rd paragraph under “ACCESS TO YOUR MONEY” as follows:

“If you have elected an Optional Living Benefit and you take the Maximum Annual Withdrawal Amount, you may still take an additional amount under the Free Withdrawal provision without incurring a withdrawal charge. However, the additional amount of the Withdrawal that exceeds the Maximum Annual Withdrawal Amount that may be considered a Free Withdrawal will be treated as an Excess Withdrawal for purposes of calculating your Income Base, Income Credit Base and future income payments. Please see OPTIONAL LIVING BENEFITS below.”

7.	Free Withdrawal (Page 25)

a.	Comment – Please highlight the disclosure that if a contract owner surrenders the contract in full while withdrawal charges are in effect, the withdrawal charge will also apply to any free withdrawal amounts previously withdrawn. Please also clarify whether this applies to any previous RMD withdrawals.

Response – We have revised the last sentence of the 1st paragraph under “Free Withdrawal Amount” in bold as follows:

“As a result, if you fully surrender your contract in the future while withdrawal charges are still applicable, you will not receive the benefit of any previously withdrawn free withdrawals or any withdrawals subject to minimum distribution requirements upon a full surrender for

Sally Samuel

April 9, 2015

the purposes of calculating the withdrawal charge.”

8.	Polaris Income Plus and Polaris Income Builder (Page 27)
a.	Comment – Please specify how much the Income Credit is reduced in any Benefit Year where the cumulative withdrawals are less than 6% of the Income Base and not greater than the Maximum Withdrawal Amount applicable to the income option selected.

Response – We explain and provide an example of how much the Income Credit is reduced in any Benefit Year where cumulative withdrawals are less than 6% of the Income Base and not greater than the Maximum Withdrawal Amount on pages 31-32. The reason we do not detail the exact percentage that the Income Credit is reduced is because it depends on the income option elected by the contract owner, the age of the Covered Person(s) and whether there are one or two Covered Persons. This language is too detailed for an introductory section of the Living Benefits prior to an explanation of the Living Benefit terms and parameters. However, this disclosure is included after the introductory section on pages 31-32 as follows:

“If you elect Polaris Income Plus, the Income Credit is equal to 6% (“Income Credit Percentage”) of the Income Credit Base on each Benefit Year Anniversary during the Income Credit Period. The Income Credit Percentage is reduced but not eliminated in any Benefit Year in which cumulative withdrawals during the preceding Benefit Year are less than 6% of the Income Base and not greater than the Maximum Annual Withdrawal Amount applicable to the income option you elected.

For example, if you elected Polaris Income Plus Income Option 1 for one Covered Person and take cumulative withdrawals that are equal to 4% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced from 6% to 2%. However, if you take cumulative withdrawals in the preceding Benefit Year that are equal to or greater than the Maximum Annual Withdrawal Amount applicable to the income option you elected, the Income Credit Percentage for that Benefit Year Anniversary is equal to zero. For example, if you elected two Covered Persons and take cumulative withdrawals that are equal to 6.6% of the Income Base in the preceding Benefit Year, the Income Credit Percentage on the Benefit Year Anniversary is reduced to zero because the withdrawal is in excess of the Maximum Annual Withdrawal Amount applicable to two Covered Persons.”

b.	Comment – Please clarify whether RMD withdrawals would prevent receipt of the Income Credit.

Response – RMD withdrawals would reduce Income Credits for Polaris Income Plus if the RMD amount is less than the Income Credit percentage; however, RMD withdrawals would eliminate the Income Credit for Polaris Income Builder. We provided an explanation regarding RMD withdrawals on page 36 and we have further clarified the language as follows:

“If you have elected Polaris Income Plus and the RMD amount is greater than the Maximum Annual Withdrawal Amount, but less than 6% of the Income Base, an Income Credit equal to the difference between the RMD and 6% of the Income Base will be included in determining any Income Base increase in that Benefit Year.

Sally Samuel

April 9, 2015

If you have elected Polaris Income Builder, no Income Credit will be included in the calculation of the Income Base when an RMD is taken.”

9.	Polaris Income Plus and Polaris Income Builder (Page 28)
a.	Comment – Please briefly describe the type of investor for whom each Living Benefit is intended.

Response – We have revised the first sentence of the 3rd paragraph under “General Information Applicable to All Living Benefits” as follows:

“These optional Living Benefits are designed for individuals and their spouses who are seeking participation in the growth potential of the stock market and desire protection features that provide guaranteed lifetime retirement income. The Polaris Income Plus and Polaris Income Builder Living Benefits are designed to provide the contract owner(s) lifetime income with the flexibility to start income at any time. The guaranteed rising income component available on Polaris Income Plus offers an additional benefit to those starting income soon after the contract is issued.”

10.	Table (Page 30)
a.	Comment – Please put a caption on the table at the top of page 30.

Response – We have added the following caption in bold above the table on page 30, “Maximum Annual Withdrawal Percentage and Protected Income Payment Percentage Table.”

b.	Comment – Please delete the reservation as to prospectively issued contracts here and elsewhere in the prospectus (e.g. last paragraph on Investment Requirements… on page 31) since the staff would expect that you would supplement the prospectus before any such change is implemented.

Response – The purpose of this sentence is to provide notice to any prospective purchaser of the contract or a broker-dealer that the investment requirements of the Living Benefits may be modified up until the date of contract issuance. Though we would not modify the investment requirements applicable to an existing contract, we believe that this sentence is helpful in notifying the broker-dealer and/or prospective purchaser that such provisions are subject to change up until the date of contract issue. As such, we respectfully disagree with eliminating the disclosure. However, we will modify the sentence as follows:

“We reserve the right to change the investment requirements at any time for prospectively issued contracts and we will supplement the prospectus prior to any change being effective.”

11.	When and how may I elect a Living Benefit (Page 35)
a.	Comment – Please clarify if a Living Benefit may be elected only at time of issue.

Response – The Living Benefits may only be elected at contract issue. Under “What determines the amount I can receive each year?” we state the following:

“You must choose a feature and income option, if applicable, at the time you purchase your contract and your election may not be changed thereafter.”

Sally Samuel

April 9, 2015

We have revised the first sentence of the 2nd paragraph under “Overview of Living Benefits” as follows:

“You may elect one of the optional Living Benefits, all of which are guaranteed minimum withdrawal benefits, for an additional fee at the time of contract issue.

12.	Extended Legacy Program (Page 38)
a.	Comment – Please explain whether this Program is available under this contract.

Response – Yes, the Program is available under this contract. We have removed “if available” from the first sentence of the paragraph following the header “Extended Legacy Program.”

13.	Withdrawal Charges (Pages 41-42)
a.	Comment – Please explain in plain English the difference in treatment of withdrawals for contract versus tax purposes.

Response – We have revised the paragraph under the withdrawal charge table on page 42 as follows:

“When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest, which means the Purchase Payments that have the lowest Withdrawal Charge percentages. However, for tax purposes, per IRS requirements, your withdrawals are considered as coming first from taxable earnings, then from Purchase Payments, which are not taxable if your contract is Non-Qualified. Please see ACCESS TO YOUR MONEY above.”

14.	Part C
a.	Comment – As to the agreement to be filed by amendment, please note that copies of actual agreements rather than the “form of” should be filed as Exhibits. See Rule 483.

Response – The actual agreements rather than “form of” will be filed in the pre-effective amendments to the Registration Statements.

15.	Financial Statements, Exhibits, and Other Information
a.	Comment – Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response – We will file pre-effective amendments to the Registration Statements that includes all revisions and all relevant exhibits and financial statements.

16.	Tandy Comment

Response – The Registrant and Depositor acknowledge that:

¡	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing

Sally Samuel

April 9, 2015

effective, it does not foreclose the Commission from taking any action with respect to the filing; and

¡	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and Depositor from full responsibility for the adequacy and accuracy of the disclosure in the filling; and

¡	The Registrant and Depositor may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We will file all revisions and relevant exhibits and financial statements in Pre-Effective Amendments to the Registration Statements on April 27, 2015 along with the Acceleration Request asking for effectiveness on May 1, 2015. As part of the Acceleration Request, we will make the appropriate representations pursuant to the Staff’s press release dated June 24, 2004.

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee